Exhibit 99.1

Sierra Metals Reports First Quarter 2022 Production Results

(All metal prices reported in USD)

TORONTO--(BUSINESS WIRE)--April 19, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) announces first quarter 2022 production results.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

First Quarter 2022 Consolidated Production Highlights

  Silver production of 0.7 million ounces; a 24% decrease from Q1 2021
  Copper production of 6.3 million pounds; a 20% decrease from Q1 2021
  Lead production of 4.2 million pounds; a 53% decrease from Q1 2021
  Zinc production of 10.5 million pounds; a 57% decrease from Q1 2021
  Gold production of 1,923 ounces; a 27% decrease from Q1 2021
  Copper equivalent production of 15.9 million pounds; a 38% decrease from Q1 2021
  After reaching the Bolivar Northwest orebody at the end of the Q1, production is on track to reach the Company’s H1 guidance of 34.0 to 39.5 million copper equivalent pounds

Consolidated Q1 2022 results will be released on May 11th with a Shareholder Conference Call and Webcast to be held on Thursday May 12th at 11:00 AM EDT

Luis Marchese, CEO of Sierra Metals, commented, “Consolidated copper equivalent production during the first quarter of 2022 is on track and with improved performance during the second quarter, we expect to meet our H1 guidance. The 38% decrease in copper equivalent production relative to Q1 2021 can be mainly attributed to the 50% decrease in throughput at Bolivar in conjunction with lower grade ore. An improvement is expected on a quarterly basis, in particular during the second half of the year, due to the full turn-around effort currently underway. The turn-around includes an aggressive infill drilling campaign to improve the quality of ore resource estimation, additional mine development in order to regain ore access and mining flexibility, addressing critical infrastructure shortcomings (including ventilation, communication, tailings facilities, plant instrumentation, lab facilities, among others) as well as a full review of all processes. In that regard, I am pleased to report that an initial milestone has been reached at the end of the quarter when mining started in the Bolivar Northwest zone. This zone will support the bulk of production for the coming quarters.”

He continued, “At Yauricocha, production was impacted by COVID-19 during the first quarter of the year. The mine faced substantial shortage of mine and service personnel during the first two months. Lost production is expected to be recovered in the coming quarters by making use of spare capacity at the plant. Our drilling campaign remains focused on the higher areas of the mine to identify new mineable areas within the permitted levels of the mine.”

“At Cusi, we are beginning to reap the benefits of investment into critical Mine infrastructure over the last year, including improved ventilation with the addition of a raise bore, which alleviated high temperatures at depth, as well as a fully operational new tailings dam. A 15% increase in throughput as well as an increase in silver, gold and lead grades resulted in a 37% increase in silver equivalent production when compared to the same quarter last year. Cusi’s improved performance has helped support the consolidated production profile of the Company, however, it remains our smallest mine, contributing only 10% to overall revenue.”

He concluded, “As we enter the second quarter, we remain fully focused on recovering from the critical infrastructure and drilling backlog at our Bolivar operations and find innovative ways to deliver at Yauricocha, while operating within its permitting constraints. The benefit of strong metal prices allows us to overcome current operational difficulties at Bolivar as well as COVID-19 challenges at Yauricocha. We re-iterate our commitment to the successful turnaround of our operations as we seek to deliver value to our shareholders.”

Consolidated Production Results

Consolidated Production	Three Months Ended March 31,
	2022	2021	% Var.

Tonnes processed	590,730	774,421	-24%
Daily throughput	6,751	8,851	-24%

Silver production (000 oz)	734	961	-24%
Copper production (000 lb)	6,324	7,895	-20%
Lead production (000 lb)	4,216	9,004	-53%
Zinc production (000 lb)	10,492	24,123	-57%
Gold Production (oz)	1,923	2,636	-27%

Copper equivalent pounds (000's)(1)	15,896	25,496	-38%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

Q1 2022 throughput from the Yauricocha Mine was 315,250 tonnes or 3% lower as compared to Q1 2021. Lower throughput combined with the impact of lower grades, except for copper and gold, resulted in a 42% decrease in copper equivalent pounds produced in Q1 2022 compared to Q1 2021.

At the Bolivar Mine, throughput was 187,556 tonnes during Q1 2022 or 50% lower as compared to Q1 2021. Further, grades for Q1 2022 were lower than Q1 2021 for all metals, resulting in a 64% decrease in copper equivalent pounds.

At Cusi, 15% higher throughput and higher head grades resulted in a 34% increase in silver equivalent production during Q1 2022 as compared to Q1 2021.

Yauricocha Mine, Peru

The Yauricocha Mine processed 315,250 tonnes during Q1 2022 as compared to 326,211 tonnes processed in the same quarter of 2021. This 3% decrease was due to delays in shotcrete work resulting from lower equipment availability and shortage of manpower. Labor shortages were also experienced in development and mining areas due to the continued impact of COVID-19.

The delays in preparation of the polymetallic mining zones forced the mine to focus on copper sulfides during the quarter, which resulted in higher copper head grades, but negatively impacted grades for all other metals, except gold. Q1 2022 copper and gold production was 60% and 19% higher, while silver, lead and zinc production was 43%, 56% and 57% lower respectively as compared to Q1 2021. Copper equivalent production for Q1 2022 from Yauricocha was 29,147 pounds or 42% lower than the same quarter of 2021.

Lost production is expected to be recovered in the coming quarters by making use of spare capacity at the plant. Our drilling campaign remains focused on the upper areas of the mine to identify new mineable areas within the permitted levels of the mine.

A summary of production from the Yauricocha Mine for Q1 2022 is provided below:

Yauricocha Production	Three Months Ended March 31,
	2022	2021	% Var.

Tonnes processed	315,250	326,211	-3%
Daily throughput	3,603	3,728	-3%

Silver grade (g/t)	39.40	54.35	-28%
Copper grade	0.79%	0.56%	41%
Lead grade	0.66%	1.34%	-51%
Zinc grade	1.83%	3.71%	-51%
Gold Grade (g/t)	0.52	0.43	21%

Silver recovery	63.99%	79.05%	-19%
Copper recovery	77.22%	66.26%	17%
Lead recovery	82.50%	90.16%	-8%
Zinc recovery	82.09%	90.34%	-9%
Gold Recovery	20.06%	19.77%	1%

Silver production (000 oz)	256	451	-43%
Copper production (000 lb)	4,279	2,682	60%
Lead production (000 lb)	3,828	8,706	-56%
Zinc production (000 lb)	10,492	24,123	-57%
Gold Production (oz)	1,057	890	19%

Copper equivalent pounds (000's)(1)	29,147	49,867	-42%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

Bolivar Mine, Mexico

Ore tonnage and grades at Bolivar in Q1 2022 were negatively impacted due to the presence of intrusive rock in the Mina de Fierro zone and lower than expected grades from the Bolivar West ore body. As a result, the Bolivar mine processed 187,556 tonnes in Q1 2022, which was a 50% decrease from Q1 2021. Grades for copper, silver and gold were 25%, 44% and 16% lower respectively, as compared to Q1 2021. The decrease in throughput and grades resulted in a 64% decrease in copper equivalent pounds produced during Q1 2022 as compared to Q1 2021.

We expect improved production for the balance of the year, in particular, during the second half of 2022, due to the full turn-around effort currently underway. Mining started in the Bolivar Northwest zone, which is expected to support the bulk of production for the coming quarters.

A summary of production for the Bolivar Mine for Q1 2022 is provided below:

Bolivar Production	Three Months Ended March 31,
	2022	2021	% Var.

Tonnes processed (t)	187,556	371,608	-50%
Daily throughput	2,144	4,247	-50%

Copper grade	0.58%	0.77%	-25%
Silver grade (g/t)	10.97	19.68	-44%
Gold grade (g/t)	0.16	0.19	-16%

Copper recovery	85.22%	82.80%	3%
Silver recovery	88.44%	83.60%	6%
Gold recovery	63.53%	69.60%	-9%

Copper production (000 lb)	2,045	5,213	-61%
Silver production (000 oz)	58	197	-71%
Gold production (oz)	592	1,591	-63%

Copper equivalent pounds (000's)(1)	2,597	7,285	-64%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

Cusi Mine, Mexico

Operating at an average throughput of 964 tpd, Cusi processed 15% higher tonnes of ore in Q1 2022 as compared to Q1 2021. Higher head grades resulted from positive reconciliations to the resources in the mined zones. Silver production increased 34% to 0.4 million ounces, gold production increased 77% to 274 ounces and lead production increased 30% to 0.4 million pounds. Silver equivalent ounces produced for the quarter increased to 458,000 ounces or 37% higher as compared to Q1 2021.

We are optimistic that Cusi will continue on its successful production path and is on track to exceed production guidance for the year.

A summary of production for the Cusi Mine for Q1 2022 is provided below:

Cusi Production	Three Months Ended March 31,
	2022	2021	% Var.

Tonnes processed (t)	87,924	76,602	15%
Daily throughput(2)	964	839	15%

Silver grade (g/t)	173.96	157.22	11%
Gold grade (g/t)	0.19	0.16	19%
Lead grade	0.26%	0.22%	18%

Silver recovery (flotation)	85.37%	80.91%	6%
Gold recovery (lixiviation)	49.94%	39.57%	26%
Lead recovery	76.96%	81.46%	-6%

Silver production (000 oz)	420	313	34%
Gold production (oz)	274	155	77%
Lead production (000 lb)	388	298	30%

Silver equivalent ounces (000's)(1)	458	334	37%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
el: +1 (416) 366-7777